Exhibit 12

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(dollars in millions)	2016	2015	2015	2014	2013	2012	2011
Income (Loss) from Continuing Operations Before Income Taxes	$218	$127	$283	$238	$(71)	$(374)	$(786)
Interest on Debt, Net of Capitalized Interest	135	180	642	654	649	733	716
Amortization of Capitalized Interest	—	—	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	29	30	119	104	101	101	77
Earnings Available for Fixed Charges	$382	$337	$1,044	$996	$679	$460	$7
Interest on Debt	135	180	642	654	649	733	716
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	29	30	119	104	101	101	77
Total Fixed Charges	$164	$210	$761	$758	$750	$834	$793
Ratio of Earnings to Fixed Charges	2.3	1.6	1.4	1.3	—	—	—
Deficiency	$—	$—	$—	$—	$(71)	$(374)	$(786)